Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

LABOPHARM REPORTS RESULTS FOR

THIRD QUARTER 2010

– Company’s Second Product Launched in U.S., Third Product Approved in Europe –

LAVAL, Quebec (November 11, 2010) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today reported its financial results for the third quarter and first nine months ended September 30, 2010.  All figures are in Canadian dollars unless otherwise stated.

“Labopharm now has two products commercially available in the U.S. and our third – a twice-daily tramadol/acetaminophen product – is poised for launch in Europe late next year,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc.  “We are encouraged by the positive early trends in feedback and use of OLEPTRO ™ since launch and continue to believe that OLEPTRO™ is a valued option in the treatment of depression.”

Recent Developments

OLEPTRO™ Launched in the U.S. Market

OLEPTRO™, a novel once-daily formulation of the antidepressant trazodone, was launched in the U.S. by Angelini Labopharm, Labopharm’s joint venture with Gruppo Angelini.

Canadian Regulatory Decision on Once-Daily Antidepressant Anticipated Before Year End

Based on discussions with Health Canada, Labopharm anticipates a decision on its New Drug Submission (NDS) for once-daily trazodone to be rendered by the end of 2010.  In the meantime, Labopharm continues to advance discussions with potential marketing partners towards establishing a licensing and distribution agreement for Canada.

Twice-Daily Tramadol/Acetaminophen Product Approved in Europe

Labopharm’s twice-daily tramadol/acetaminophen received a positive opinion under the European Union Decentralized Procedure (DCP) in eight countries (Czech Republic, Iceland, Ireland, Poland, Portugal, Slovakia, Slovenia and Spain). Marketing Authorization (MA) will be granted in each country subject to the approval of translations of the Summary of Product Characteristics (SPC) and other labeling documents. Labopharm is working with its marketing partner, Grünenthal GmbH, towards launching the product in multiple European markets late next year.

Received $2 Million Milestone Payment From Once-Daily Tramadol Development and Marketing Partner for Japan

Established Marketing Partnership for Twice-Daily Tramadol/Acetaminophen Product in Africa

Subsequent to the end of the third quarter, Labopharm established an exclusive distribution and supply agreement for its twice-daily tramadol/acetaminophen with Paladin Labs Inc. for 13 countries in Sub-Saharan Africa, including South Africa.

Established First Marketing Partnerships for INTELLITAB™-Based Product

Also subsequent to the end of the third quarter, Labopharm established exclusive distribution and supply agreements for Canada and 13 Sub-Saharan African countries, including South Africa, with Paladin Labs Inc. for its misuse deterrent and tamper resistant INTELLITAB™ formulation of oxycodone/acetaminophen.  The agreements are the first marketing partnerships for Labopharm’s INTELLITAB™ technology platform.

Financial Results

Three-Month Period Ended September 30, 2010

Total revenue for the third quarter of fiscal 2010 was $9.6 million compared with $6.6 million for the third quarter of fiscal 2009.  The increase was primarily the result of higher licensing revenue for the third quarter of fiscal 2010, as well as revenue from the provision of services related to the commercialization of OLEPTRO™ to Angelini Labopharm under the joint venture agreement with Gruppo Angelini.

Revenue from product sales for the third quarter of fiscal 2010 was $4.0 million compared with $5.2 million for the third quarter of fiscal 2009. Product sales for the third quarter of fiscal 2010 included $0.4 million (Labopharm’s 50% proportionate share) for initial shipments of OLEPTRO™ to Angelini Labopharm for launch in the U.S. market, as well as Labopharm’s 50% proportionate share of the initial sales of OLEPTRO™ by Angelini Labopharm to end users.  Labopharm’s proportionate share of revenue from sales of OLEPTRO™ by Angelini Labopharm are recognized using the “sell-through” method under which revenue is recognized upon sale of the product to the end user customer.  Excluding the OLEPTRO™ launch shipments and initial end user sales, higher once-daily tramadol product unit sales volumes in the third quarter of 2010, for territories outside the U.S., were offset by the $0.4 million impact of an unfavourable year-over-year variance in the exchange rate of the Euro relative to the Canadian dollar, as well as a lower average selling prices in the third quarter of fiscal 2010 as a result of a less favourable product strength and country mix.

Both sales of RYZOLT™ to Purdue Pharma and sales of OLEPTRO™ to Angelini Labopharm for distribution in the U.S. market are transacted essentially at cost and therefore are excluded from the following gross margin discussion.  Gross margin (as a percentage of revenue from product sales of once-daily tramadol for territories outside the U.S.) for the third quarter of fiscal 2010 was 60% compared with 65% for the third quarter of fiscal 2009.  The decrease is primarily the result of a lower average selling price per tablet in the third quarter of fiscal 2010 and the aforementioned unfavourable year-over-year variance in the exchange rate.

Licensing revenue for the third quarter of fiscal 2010 was $4.3 million compared with $1.2 million for the third quarter of fiscal 2009.  The increase is primarily the result of the recognition of a $2.3 million payment from the Company’s marketing partner for once-daily tramadol in Japan related to a milestone achievement, as well as the recognition of $1.4 million of the deferred revenue resulting from the licensing of the OLEPTRO™ U.S. marketing rights.

Royalty revenue recorded on sales of RYZOLT™ for the third quarter of 2010 was $0.5 million compared with $0.2 million in the third quarter of fiscal 2009. Revenue from services and research and development collaborations was $0.7 million and included $0.5 million representing Labopharm’s 50% proportionate share of the value of the various services provided by the Company to Angelini Labopharm under the joint venture agreement.

Research and development expenses, before government assistance, for the third quarter of fiscal 2010 were $2.4 million compared with $3.2 million for the third quarter of fiscal 2009.  The decrease was primarily the result of various cost-reduction initiatives, as well as lower clinical trial costs in the third quarter of fiscal 2010.  Estimated research and development tax credits were $0.3 million, unchanged from the corresponding quarter of fiscal 2009.

Selling, general and administrative expenses for the third quarter of fiscal 2010 were $11.2 million compared with $8.3 million for the third quarter of fiscal 2009.  The increase is primarily due to the Company’s 50% proportionate share of Angelini Labopharm’s sales and marketing expenses for the commercialization of OLEPTRO™ in the U.S.  This increase was partially offset by lower accruals in the third quarter of fiscal 2010 of $41,000, for the Company's share of litigation costs incurred by Purdue Pharma to enforce certain of its U.S. patents related to Labopharm's once-daily tramadol product.

Net loss for the third quarter of fiscal 2010 was $7.2 million, or $0.10 per share, compared with $6.9 million, or $0.12 per share, for the third quarter of fiscal 2009.

Cash, cash equivalents and marketable securities as at September 30, 2010 were $52.2 million (including $5.5 million representing Labopharm’s proportionate share of the cash and cash equivalents held by Angelini Labopharm) compared with $63.2 million as at June 30, 2010.  Subsequent to quarter end, Labopharm was advanced $10 million from Paladin Labs Inc. as part of three licensing and distribution agreements that the Company established with Paladin.

Nine-Month Period Ended September 30, 2010

Total revenue for the first nine months of 2010 increased to $21.1 million from $17.9 million for the first nine months of fiscal 2009.  Revenue from product sales for the first nine months of 2010 was $11.6 million compared with $13.8 million for the first nine months of fiscal 2009.  Excluding the OLEPTRO™ launch shipments and initial end user sales, higher once-daily tramadol product unit sales volumes in the first nine months of fiscal 2010, for territories outside the U.S., were offset by the $1.2 million impact of an unfavourable year-over-year variance in the exchange rate of the Euro relative to the Canadian dollar, a $0.7 million reserve for future price adjustments associated with a customer’s sampling program, as well as a lower average selling prices in the first nine months of fiscal 2010 as a result of a less favourable product strength and country mix.  The first nine months of 2009 included $2.5 million of sales of Ryzolt to Purdue Pharma.

Gross margin (as a percentage of revenue from product sales for once-daily tramadol in territories outside the U.S.) for the first nine months of fiscal 2010 was 57% compared with 66% for the first nine months of fiscal 2009.  The rationale for the decrease is similar to that discussed above for the quarter.

Licensing revenue for the first nine months of fiscal 2010 was $6.0 million compared with $3.7 million for the first nine months of fiscal 2009.  The rationale for the increase is similar to that discussed above for the quarter.  Royalty revenue on sales of RYZOLT™ for the first nine months of 2010 was $1.8 million compared with $0.3 million for the first nine months of 2009. Revenue from services and research and development collaborations was $1.7 million for the first nine months of 2010.

Net loss for the first nine months of fiscal 2010 was $21.5 million, or $0.31 per share, compared with $19.8 million, or $0.35 per share, for the first nine months of fiscal 2009.

Conference Call

Labopharm will host a conference call today (Thursday, November 11, 2010) at 8:30 a.m. ET to discuss its third quarter fiscal 2010 results. To access the conference call by telephone, dial       647-427-7450 or 1-888-231-8191 .  Please connect approximately five minutes prior to the beginning of the call to ensure participation.  The conference call will be archived for replay until midnight on Thursday, November 18, 2010.  To access the archived conference call, dial 416-849-0833 or 1-800-642-1687 and enter the reservation number 20893179 followed by the number sign .  A live audio webcast of the conference call will be available at www.labopharm.com.  Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast.  The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s commercialized products include OLEPTRO™, a once-daily antidepressant marketed in the U.S. and a unique once-daily formulation of tramadol marketed in 19 countries, including the U.S.  Labopharm’s third product, a twice-daily formulation of tramadol-acetaminophen, is approved in multiple countries in Europe with launches anticipated in late 2011.  The Company also has a pipeline of follow-on products in both pre-clinical and clinical development. Labopharm is headquartered in Laval, Canada with U.S. offices in Princeton, New Jersey.

About OLEPTRO™

OLEPTRO™ is a novel once-daily formulation of the antidepressant trazodone for the treatment of major depressive disorder (MDD) in adults.

OLEPTRO™ is an extended release formulation of trazodone hydrochloride, and uses CONTRAMID®, Labopharm’s clinically validated technology to control the release of active substances within oral medications, whether taken whole or when broken along the score line.  CONTRAMID®, which allows for a high drug-loading capacity, forms a semi-permeable membrane that controls the release of medication throughout a 24 hour time period.  The tablets may also be broken in half along the score line without compromising the extended release properties due to a membrane that forms across the new inner surface of the broken tablet.

For more complete information about the use of OLEPTRO TM , please see the full Prescribing Information and Medication Guide. Available at http://oleptro.com.

This press release contains forward-looking statements, including statements concerning the ability of the Company to find a distribution partner for OLEPTRO™ in Canada, statements concerning the regulatory approval of OLEPTRO™ in Canada, statements concerning the regulatory approval and launch of the Company’s twice-daily tramadol-acetaminophen product in certain European countries, statements concerning the commercial potential and partnering of the INTELLITAB™ platform, and statements concerning the Company’s pipeline of product candidates, including future opportunities based on the Company’s PNDS™ platform, which reflect the Company's current expectations regarding future events. These forward-looking statements involve risks and uncertainties, many of which are beyond the Company’s control. Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties, including risks related to the Company’s ability to complete partnering transactions and the terms of any such collaboration, if any, risks related to the market acceptance of the Company’s products and the speed of adoption by clinicians, risks related to intellectual property protection and potential infringement of third-party rights, risks related to research and development of pharmaceutical products and regulatory approvals, and risks associated with intense competition in the pharmaceutical industry generally. For additional disclosure regarding these and other risks faced by Labopharm Inc., see the disclosure contained in its public filings in the U.S. with the Securities and Exchange Commission (SEC) and in Canada with the Canadian Securities Administrators (CSA), available on the Investor Relations section of the Company’s website at www.labopharm.com and on the SEC's website at www.sec.gov and on the CSA’s website at www.sedar.com. Investors are cautioned not to place undue reliance on these forward-looking statements.  Unless required by law, the Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events, or circumstances or otherwise.

RYZOLT™ is a trademark of Purdue Pharma Products L.P.  OLEPTRO™ is a trademark of Labopharm Inc.  INTELLITAB™ is a trademark of Labopharm Inc.  CONTRAMID® is a registered trademark of Labopharm Inc.

For more information, please contact:

At Labopharm Inc. Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com

Labopharm Inc.

INTERIM CONSOLIDATED BALANCE SHEETS

[Unaudited]

[thousands of Canadian dollars]	As at September 30, 2010 $	As at December 31, 2009 $

ASSETS
Current
Cash and cash equivalents	22,901	23,650
Marketable securities	29,319	854
Accounts receivable	6,446	4,736
Research and development tax credits receivable	2,140	2,584
Income taxes receivable	10	223
Inventories	3,560	2,637
Prepaid expenses and other assets	1,500	701
Total current assets	65,876	35,385
Restricted investments	219	133
Long-term investments	18,532	2,885
Property, plant and equipment	7,714	8,575
Intangible assets	1,864	2,018
Future income tax assets	122	124
	94,327	49,120

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current
Accounts payable and accrued liabilities	19,764	18,124
Current portion of deferred revenue	8,898	2,938
Current portion of obligations under capital leases	342	309
Current portion of long-term debt	5,968	3,558
Total current liabilities	34,972	24,929
Deferred revenue	34,271	14,364
Obligations under capital leases	4,773	5,033
Long-term debt	31,585	18,939
Total liabilities	105,601	63,265

Shareholders’ deficiency
Capital stock
Common shares, no par value, unlimited authorized shares, 71,571,641 and 57,456,364 issued as at September 30, 2010 and December 31, 2009, respectively	260,251	242,316
Warrants	6,133	937
Contributed surplus	17,353	16,385
Deficit	(295,149)	(273,625)
Accumulated other comprehensive income (loss)	138	(158)
Total shareholders’ deficiency	(11,274)	(14,145)
	94,327	49,120

Labopharm Inc.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

[Unaudited]

	For the three months ended:		For the nine months ended:
[thousands of Canadian dollars, except share and per share amounts]	September 30, 2010 $	September 30, 2009 $	September 30, 2010 $	September 30, 2009 $

REVENUE
Product sales	4,036	5,187	11,560	13,816
Licensing	4,320	1,191	6,003	3,664
Royalties	544	201	1,784	325
Services and research and development collaborations	674	46	1,746	46
	9,574	6,625	21,093	17,851

EXPENSES
Cost of goods sold, excluding amortization	1,775	2,154	5,341	6,151
Research and development expenses, net	2,112	2,898	6,330	9,429
Selling, general and administrative expenses	11,159	8,310	24,946	21,701
Financial expenses	1,364	1,013	3,674	3,010
Amortization of property, plant and equipment and intangible assets	418	442	1,278	1,358
Interest income	(369)	(84)	(757)	(378)
Foreign exchange loss (gain)	(1)	(1,215)	1,452	(3,679)
	16,458	13,518	42,264	37,592
Loss before income taxes	(6,884)	(6,893)	(21,171)	(19,741)
Income tax expense	351	11	353	11
Net loss for the period	(7,235)	(6,904)	(21,524)	(19,752)

Net loss per share – basic and diluted	(0.10)	(0.12)	(0.31)	(0.35)

Weighted average number of common shares outstanding	71,571,641	57,388,302	69,082,537	57,020,122

Labopharm Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

	For the three months ended:		For the nine months ended:
[thousands of Canadian dollars]	September 30, 2010 $	September 30, 2009 $	September 30, 2010 $	September 30, 2009 $

OPERATING ACTIVITIES
Net loss for the period	(7,235)	(6,904)	(21,524)	(19,752)
Items not affecting cash
Amortization of property, plant and equipment	349	396	1,066	1,229
Amortization of intangible assets	69	46	212	129
Amortization of premiums and discounts on marketable securities	—	36	7	90
Loss on sale of property, plant and equipment	—	65	—	65
Non-cash interest income	(85)	—	(335)	—
Non-cash financial expenses	235	206	702	496
Unrealized foreign exchange loss (gain)	55	(1,177)	1,455	(2,012)
Stock-based compensation	135	136	970	1,339
	(6,477)	(7,196)	(17,447)	(18,416)
Net change in other operating items	(3,028)	1,502	25,569	(834)
	(9,505)	(5,694)	8,122	(19,250)

INVESTING ACTIVITIES
Acquisition of marketable securities	(29,359)	—	(34,454)	(8,466)
Proceeds from disposals of marketable securities	—	3,400	—	9,420
Proceeds from maturities of marketable securities	5,095	595	6,087	23,605
Acquisition of restricted investment	(65)	—	(91)	—
Issuance of term loan	—	—	(7,192)	—
Acquisition of property, plant and equipment	(94)	(251)	(247)	(319)
Acquisition of intangible assets	(8)	(4)	(58)	(57)
	(24,431)	3,740	(35,955)	24,183

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(79)	(68)	(228)	(199)
Repayment of long-term debt	(2)	—	(4)	—
Proceeds from issuance of long-term debt	—	2,549	7,192	2,549
Proceeds from issuance of common shares	—	366	18,415	527
Proceeds from issuance of warrants	—	—	5,429	—
Payment of issuance costs of common shares and warrants	(493)	(35)	(1,188)	(35)
Financing costs incurred	—	(8)	(550)	(362)
	(574)	2,804	29,066	2,480

Foreign exchange gain (loss) on cash held in foreign currencies	(574)	(581)	(1,982)	(1,258)
Net change in cash and cash equivalents during the period	(35,084)	269	(749)	6,155
Cash and cash equivalents, beginning of period	57,985	14,259	23,650	8,373
Cash and cash equivalents, end of period	22,901	14,528	22,901	14,528
Supplemental cash flow information:
Interest paid	771	802	2,279	2,294
Income taxes paid	351	128	149	216